Exhibit 99.1

Daqo New Energy Corp. Announces Receipt of Approval to List Shares of Subsidiary Xinjiang Daqo on China’s New Third Board

CHONGQING, China, April 27, 2016 -- Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), a leading manufacturer of high-purity polysilicon for the solar PV industry, today announced that its subsidiary, Xinjiang Daqo New Energy Stock Co., Ltd. (“Xinjiang Daqo”) has received approval to list its shares on the National Equities Exchange and Quotations, an emerging over-the-counter market in China (the “New Third Board”). Xinjiang Daqo operates the polysilicon production facilities of the Company located in Shihezi, Xinjiang Uyghur Autonomous Region.

Daqo New Energy is holding 99% of the outstanding equity interest of Xinjiang Daqo, while the remaining 1% is held by Xinjiang Daqo Investment Co., Ltd., a wholly-owned subsidiary of Daqo Group Co., Ltd., an affiliate of the Company.

“It is very exciting that we have received the approval to have the shares of Xinjiang Daqo listed on the New Third Board. We believe the listing will afford us more flexibility to fund our future growth as the global cost leader in the high-purity polysilicon manufacturing industry through access to capital in both the Chinese and U.S. capital markets, two of the most active in the world,” said Dr. Gongda Yao, Chief Executive Officer of the Company.

The New Third Board is a national over-the-counter stock exchange that supplements trading activities on the Shanghai and Shenzhen stock exchanges, including the related Growth Equity Market (GEM) exchanges. The New Third Board offers a new channel for enterprises in China to access the capital markets and to gain greater exposure to the investment community.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China. Daqo primarily manufactures and sells high-purity polysilicon to solar photovoltaic (PV) product manufacturers. It also manufactures and sells high-quality solar wafers. For more information about Daqo, please visit www.dqsolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and the Company’s ability to lower its production costs. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-187-1658-5553

Email: kevin.he@daqo.com